AKBANK

05011063

Rule 12g3-2(b) File No. 82-34825

31.08.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 06 2005 WASH. D.C. 183 SECTION

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Team Manager

Enclosure;

Convenience Translation into English of Publicly Available Unaudited Unconsolidated Financial Statements and Review Report Originally Issued in Turkish, at 30 June 2005

6115-7/2003 (299)

LNDOCS01/383038.1

CONVENIENCE TRANSLATION INTO ENGLISH OF
PUBLICLY AVAILABLE UNAUDITED UNCONSOLIDATED FINANCIAL
STATEMENTS AND REVIEW REPORT
ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/I

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED
FINANCIAL STATEMENTS AND REVIEW REPORT
AT 30 JUNE 2005

File No : 82 - 34825

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

REVIEW REPORT FOR THE INTERIM PERIOD 1 JANUARY - 30 JUNE 2005

To the Board of Directors of Akbank T.A.Ş.

1. We have reviewed the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 30 June 2005 and the related unconsolidated statements of income, of cash flows and of changes in shareholders' equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 4389. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 30 June 2005 and the results of operations and cash flows for the period then ended in accordance with accounting principles and standarts set out by the regulations in conformity with Article 13 of the Banking Act.

Additional paragraph for convenience translation into English:

4. As explained in Section 6.I., the effects of differences between accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Cansen Başaran Symes, SMMM
Istanbul, 29 July 2005

PRICEWATERHOUSECOOPERS

Baþaran Nas Serbest Muhasebeci
Mali Müþavirlik A.Þ.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beþiktaþ 34357 Ýstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

REVIEW REPORT FOR THE INTERIM PERIOD 1 JANUARY - 30 JUNE 2005

To the Board of Directors of Akbank T.A.Ş.

1. We have reviewed the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 30 June 2005 and the related unconsolidated statements of income, of cash flows and of changes in shareholders' equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 4389. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 30 June 2005 and the results of operations and cash flows for the period then ended in accordance with accounting principles and standarts set out by the regulations in conformity with Article 13 of the Banking Act.

Additional paragraph for convenience translation into English:

4. As explained in Section 6.I., the effects of differences between accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Cansen Başaran Symes, SMMM
Istanbul, 29 July 2005

CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND REVIEW REPORT
ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECT. 6/II

UNCONSOLIDATED FINANCIAL REPORT AT 30 JUNE 2005 OF AKBANK T.A.Ş.

The financial reporting package includes the following sections in accordance with "Communiqué 17-Financial Statements and Related Explanation and Footnotes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section One** - GENERAL INFORMATION
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON REVIEW REPORT

The accompanying reviewed unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira (YTL), have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

29 July 2005

Özen GÖKSEL	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
Member of the Board of Directors In charge of Internal Audit	President	Executive Vice President	Manager

Information related to personnel from whom information related to this financial report can be taken.

Name Surname / Title : Atıl ÖZUS / Manager
Phone No : (0 212) 270 00 44
Fax No : (0 212) 325 12 31

SECTION ONE

GENERAL INFORMATION

SECTION TWO

UNCONSOLIDATED FINANCIAL STATEMENTS

SECTION THREE

EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

SECTION FOUR

INFORMATION RELATED TO FINANCIAL POSITION

SECTION FIVE

INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

SECTION SIX

OTHER EXPLANATIONS AND FOOTNOTES

SECTION SEVEN

EXPLANATIONS ON REVIEW REPORT

(Amounts expressed in thousands of New Turkish lira (YTL))

SECTION ONE
GENERAL INFORMATION

I. BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 with a private commercial bank status, in accordance to the decision of the Council of Ministers, No.3/6710; it was authorised to perform all economic, financial and commercial activities allowed by the laws of the Turkish Republic. No changes have been made to the status of the Bank since its foundation.

II. BANK'S CAPITAL STRUCTURE AND SHAREHOLDERS OF THE BANK :

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In 1998, 4.03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 30 June 2005, almost 34% of the shares are publicly traded, including the ADRs (31 December 2004: 32%).

The major shareholder group, directly or indirectly, is Sabancı Group.

III. BOARD OF DIRECTORS, MEMBERS OF THE INTERNAL AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Member of the Board of Directors in charge of Internal Audit	Undergraduate
	Hamit B.BELLİ	Director	Undergraduate
	M.Hikmet BAYAR	Director	Undergraduate
	Aydın GÜNTER	Director	Undergraduate
	Yaman TÖRÜNER	Director	Undergraduate
	Zafer KURTUL	Director and CEO	Graduate
President and CEO:	Zafer KURTUL	Director and CEO	Graduate
Director of Internal Control:	Erkut ULAŞ	Head of Internal Audit:	Undergraduate
Executive Vice Presidents:	Hayri ÇULHACI	Strategy Corporate Committee	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Credits	Undergraduate
	Eyüp ENGİN	International Banking	Undergraduate
	Ziya AKKURT	Corporate and Commercial Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M.Fikret ÖNDER	Private Banking	Undergraduate
	Balamir YENİ	Financial Coordination	Doctorate

(Amounts expressed in thousands of New Turkish lira (YTL))

	Sevilay ÖZSÖZ	Operations	Undergraduate
	S.Hakan BİNBAŞGİL	Retail Banking	Graduate
	Haluk ERDOĞAN	Information Technology	Undergraduate
	Esra BOZKURT	Human Resources and Change Management	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The above persons' shares in the Bank are at immaterial levels.

IV. BANK'S SERVICES AND NATURE OF OPERATIONS:

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş. As of 30 June 2005, the Bank had 638 branches dispersed throughout the country, 1 representative office and 8 branches operating outside of the country (31 December 2004: 633 branches, 1 representative office and 8 branches operating outside of the country). As at 30 June 2005, the Bank employed 10.938 people (31 December 2004: 10.413 people)

V. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS:

a. As explained in footnote Section Three I-b as of 1 January 2005 the inflation accounting application has been terminated. Except for the discontinuation of the inflationary accounting application, accounting policies and methods consistent with the policies applied in the preparation of the year-end financial statements have been applied in the preparation of the interim financial statements, without any changes. These accounting policies are explained in Section Three in detail.

b. There are no transactions of a seasonal or periodic nature in the interim period.

c. There are no fundamental errors or significant temporary transactions affecting the financial statements.

d. There are no accounts affecting the shareholders' equity, net income and cash flows which originated from extraordinary transactions.

e. There are no changes in the estimated amounts related to the current period on the basis of the materiality principle.

f. There are no issuance and repayments of securities within the period.

g. Explanations related with dividends paid:

The ordinary General Assembly meeting of the Bank was held on 25 March 2005. In the ordinary General Assembly meeting, it was decided that of the YTL1.020.528 net income generated from 2004 operations; YTL464.812 would be distributed in cash to the Bank shareholders, founder's share and usufruct shares, and that the remaining YTL555.716 would be set aside as Legal and

(Amounts expressed in thousands of New Turkish lira (YTL))

Extraordinary reserves . In the ordinary General Assembly it was also decided to increase paid-in share capital from YTL1.500.000 to YTL1.800.000 using internal sources. YTL150.000 of the increase will be funded by the "Adjustment to share capital" account, YTL5.314 will be funded by real-estate sale income and YTL144.686 will be funded by the extraordinary reserves.

The increase in paid-in share capital was realised on 27 June 2005. The majority of cash dividend payments have been completed.

h. There are no important subsequent events whose affects should be reflected in the interim financial statements.

i. Transactions affecting the structure of the Bank, like the purchase or sale of subsidiaries, long-term investments restructuring or discontinuing of operations:

On 9 March 2005 the Bank acquired 60% of shares in its subsidiary Ak Uluslararası Bankası A.Ş. (formerly named BNP-AK-DRESDNER BANK A.Ş.) which previously belonged to foreign shareholders. Ak Uluslararası Bankası A.Ş. will be merged by take over with the Bank. As of 30 June 2005 permissions for the merger have been taken and the related procedures are still in progress.

As of 9 April 2005, the Bank has acquired 24% and 4% of the shares of Sabancı Bank plc in which it already had 37% of participation, from Sabancı Holding A.Ş. and Exsa A.Ş. respectively on 14 April 2005.

j. There have been no changes in contingent liabilities following the preparation date of the financial statements.

(Amounts expressed in thousands of New Turkish lira (YTL))

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in New Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These unconsolidated financial statements have been prepared in accordance with the 13th article entitled "Accounting Standards" of the Banking Act No.4389 and in accordance with the Accounting Application Regulation ("AAR") published in the Official Gazette No.24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

b. Preparation of financial statements based on the current purchasing power of Turkish lira:

The Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 of the Accounting Application Regulation ("AAR 14") became effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its financial statements in the purchasing power of the Turkish lira at the balance sheet date. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by State Institute of Statistics approaching or exceeding 100% and the other is current year inflation rate approaching or exceeding 10%.

In accordance with AAR 14, the obligation of the preparation of financial statements according to inflationary accounting will be terminated when key indicators in the economy have disappeared. The announcement of the period in which the inflationary accounting will be discontinued will be made by the BRSA. Accordingly, as of 28 April 2005, the BRSA announced that the inflation accounting application in the banking sector had been terminated based on the decree numbered 1623 related and dated 21 April 2005. It was stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of the inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period. In the preparation of the Bank's financial statements, inflation accounting has been applied until the end of 31 December 2004 and starting from 1 January 2005 it has been discontinued. In these financial statements, corresponding figures expressed for previous periods are restated in terms of the purchasing power of TL at 31 December 2004

Until 31 December 2004, inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to the AAR 14 and announced by the State Institute of Statistics. Detailed information related to the application of inflation accounting is presented in "Explanation related to inflation accounting" section numbered five, note VII.

c. Accounting and evaluation policies adopted in the presentation of financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the "AAR". These policies and methods are explained in the notes II through XXIII.

II. SUBSIDIARIES, ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO:

Turkish lira denominated investments, associates, subsidiaries and share certificates in the available-for-sale portfolio are accounted by deducting additions to equity of these companies arising from funds like "revaluation funds" allowed to be kept and financing expenses including foreign exchange differences cash and cash equivalent contributions in terms of the measuring unit at the balance sheet date.

Foreign currency (FC) denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are valued through the translation of the historical foreign currency amounts using exchange rates prevailing at the balance sheet date.

When the costs of investments, associates and share certificates are higher than the net realisable value, the carrying amount is reduced to the net realisable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS:

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognised in the income statement under the account of net foreign exchange income/expense. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates current at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:

As of 30 June 2005, rates applied for the conversion of foreign currency balances into Turkish lira are YTL1,3620 for USD, YTL1,6442 for EURO and YTL1,2318 for Yen.

b. Total foreign exchange gains/losses reflected in the current period net income:

The Bank's foreign exchange gains reflected in these financial statements amount to YTL25,131.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:

No foreign currency gains/losses were reflected in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impact on the financial statements:

The Bank does not have a significant net foreign currency position as disclosed in Section Four-Note V. Accordingly; the changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalised foreign currency exchange differences:

There is no foreign currency exchange difference capitalised for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

Foreign currency net investments in associates and subsidiaries abroad are converted into Turkish lira with the exchange rates current at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognised as "foreign exchange gains/losses" in the income statement.

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulting from fair value adjustments of assets and liabilities of such subsidiaries:

The Bank has no goodwill related with the acquisition of a foreign subsidiary or difference resulting from fair value adjustment of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from the sale of a foreign subsidiary:

During the current period, the Bank has not sold a foreign subsidiary.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

There are no issued debt securities. Foreign exchange differences arising from the translation of monetary financial assets are included in "foreign exchange gains/losses" in the income statement.

IV. EXPLANATION ON DERIVATIVE INSTRUMENTS:

The major derivative instruments of the Bank are currency and interest rate swaps, money options and currency forwards. There are no embedded derivatives originated by the Bank.

The Bank classifies its derivative instruments as held for "hedging" or "trading" in accordance with Communiqué 1 of the Accounting Application Regulation "Accounting of Financial

Instruments" ("AAR"). All derivative financial instruments are classified as held for trading. Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 30 June 2005, fair value of derivatives of the Bank amount to (-)YTL108.669 (31 December 2004: YTL202.474).

V. OFFSETTING FINANCIAL INSTRUMENTS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE:

Interest income and expense are recognised in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognised until the collection is made and any accruals and income recognised in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognised on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commission expenses paid to the other financial institutions are recognised as operational costs and recorded using the effective yield method. Contract-based commission fees regarding the purchase and sale of assets are recognised as income at the time of collection.

VIII. TRADING SECURITIES:

Trading securities are securities which are either acquired for generating a profit from short-term fluctuations in price or dealers' margins, or securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognised at cost and subsequently remeasured at their fair value based on quoted bid prices or

amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortised cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities sold under agreements to repurchase ("repurchase") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the internal rate of return method.

Funds given against securities purchased under agreements to resell ("reverse repurchase") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the internal rate of return method.

The Bank has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE:

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognised at the "settlement dates". The appropriate classifications of financial assets of the Bank are determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

a. Investment securities held-to-maturity:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments till maturity. Held-to-maturity securities are initially recognised at cost, and subsequently carried at amortised cost using the effective yield method. Interest earned whilst holding held-to-maturity securities is reported as interest income.

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification.

(Amounts expressed in thousands of New Turkish lira (YTL))

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment has been made.

b. Investment securities available-for-sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When fair value calculations, based on market prices, cannot be performed reliably, the securities are carried at amortised cost using the effective yield method. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

XI. BANK ORIGINATED LOANS AND RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS:

Loans and advances originated by the Bank by providing money, service or goods directly to customers are categorised as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognised at the amortised cost value calculated using the effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognised in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the Bank management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2001, No.24448 and paragraphs 1 and 12 of article 11 of the Banks Act No.4389. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which a provision is provided for is subsequently collected, it is deducted from the specific provisions and recorded as income in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures are finalised.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 30 June 2005 and 31 December 2004, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement. Intangible assets are carried at cost less accumulated depreciation and accumulated value diminution.

Intangibles are amortised over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on current period or future periods.

Costs associated with the development of computer software programmes and expenditures that enhance and extend the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalised. Capitalised computer software development costs are amortised using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognised and any directly attributable costs of setting-up the asset are included in the initial measurement. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method.

The expected useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in the property and equipment.

Where the carrying amount of an asset is greater than its estimated net realisable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to the income statement.

Property and equipment is not carried at a revalued amount in the financial statements.

Gains and losses on disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset. Investment costs are costs that prolong useful life, enlarge the service capacity, extend the quality or diminish the cost of the goods produced or services rendered.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

(Amounts expressed in thousands of New Turkish lira (YTL))

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the lease instalments that are going to be paid for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not engage in finance leasing transactions as a lessor.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

XV. PROVISIONS AND COMMITMENTS:

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognised in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made, contingent liability exists. A provision is recognised when it is probable that the contingent event will occur and a reliable estimate can be made.

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation ("AAR 10") "Accounting of Obligations Related to Employee Rights". Provision for notice pay and employment termination benefit liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with ARR 10. The five-year simple arithmetical average of actual payment rates as a basis for provision for employee termination benefits and notice pay is 11,44%. (31 December 2004: 11,23%)

The Bank does not employ any person subject to an agreement where the employment period will terminate in more than 12 months as at 30 June 2005.

(Amounts expressed in thousands of New Turkish lira (YTL))

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law, Article No. 20. The financial statements of the Pension Fund have been audited by an actuary in accordance with the 38th Article of the Insurance Supervisory Law and the Actuarian Regulation based on the same Article. Based on the financial statements of the Pension Fund prepared in accordance with technical interest rate of 10%, neither a technical nor an actual deficit was determined, thus, no provision has been calculated.

Temporary article 23 of the Banking Law No.5387 ("New Law") adopted in the Turkish Grand National Assembly on 2 July 2005 includes the provision that requires the transfer of the pension fund of the banks to the Social Security Institution within 3 years following the publication of the New Law. In accordance with the New Law, calculation of the liability should be performed taking into account the income and expenses of the fund by a commission including representatives from various institutions based on the transfer for each fund. The specified liability will be paid in annual equal instalments for a period not exceeding 15 years. On the other hand, some articles of the New Law including the temporary 23rd article, have been vetoed by the President of Turkish republic and have been sent back to the parliament for revision.

The relevant article lays down the calculation method of the technical interest rate to be used in the actuarial calculation and the general framework related to the transfer operations; other procedures and parameters which will form the basis of the liability calculation will be created following the commencement of the commission.

As of 30 June 2005, bank management, considered the specifications in the relevant article of the new law and the current actuarial balance sheet results of the pension fund, envision that the liability amount to be calculated will be commensurate with the assets of the pension fund and will not bring any further burden for the Bank.

XVII. TAXES:

Corporation tax is payable at a rate of 30% (33% for 2004) on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 30% (33% for 2004) on their corporate income; advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to offset other liabilities to the government.

Capital gains derived from the sale of equity investments and immovables are tax exempt, if such gains are added to paid-in capital by the end of the second year following their sale.

(Amounts expressed in thousands of New Turkish lira (YTL))

After 24 April 2005, capital expenditures, with some exceptions, over YTL10 thousand (YTL6 thousand for 2004) are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment incentive rights are transferable to the following years if the corporate income is insufficient. It is not obligatory to get an "Investment Incentive Document" to profit from an investment incentive exempt. Investment allowances utilised within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with the Communiqué 18 on the Accounting Application Regulation and the related disclosures of BRSA about the income taxes.

XVIII. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortised cost using the effective yield method.

The Bank utilises various hedging techniques to minimise the currency, interest rate and liquidity risks of its financial liabilities. No convertible bonds are issued for the period.

XIX. PAID-IN CAPITAL AND TREASURY STOCK:

Transaction costs regarding the issuance of share certificates are accounted as expense in the income statement.

Distribution of income for the period 1 January - 31 December 2004, resolved at the General Meeting of Shareholders, is explained in Section I, Note V-g.

XX. AVALIZED DRAFTS AND ACCEPTANCES

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXI. GOVERNMENT GRANTS:

As of 30 June 2005 there is no government grant and support for the Bank.

(Amounts expressed in thousands of New Turkish lira (YTL))

XXII. RECLASSIFICATIONS:

Where necessary to conform to 30 June 2005 figures, there have been some reclassifications on 30 June 2004 and 31 December 2004 financial statements.

XXIII. NEW TURKISH LIRA:

Through the enactment of the Law numbered 5083 concerning the "Currency of the Republic of Turkey" in the Official Gazette dated 31 January 2004, the New Turkish lira ("YTL") and the New Kurus ("YKr") have been introduced as the new currency of the Republic of Turkey, effective from 1 January 2005. The hundredth part of the YTL is the YKr. When the prior currency, Turkish lira ("TL"), values are converted into YTL, one million TL (TL1,000,000) shall be equivalent to one YTL (YTL1). Accordingly, the currency of the Republic of Turkey is simplified by removing 6 zeroes from the TL.

Effective from 1 January 2005, the YTL replaced the TL as a unit of account for keeping and presentation of the records, accounts and financial statements. According to the decree of the BRSA numbered BDDK.DZM.2/13/1-a-1, publicly available financial statements and disclosures will be presented in "thousands of YTL" including the previous periods on until 1 January 2005 for the comparison. In this respect, for the comparison purpose, 31 December 2004 and 30 June 2004 amounts previously prepared and presented in "billion TL" have been presented as "thousands YTL".

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS:

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and mostly intermediate and long-term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets with longer periods at higher rates. Accordingly the rule of long-term placements carry higher interest rate is especially applied. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure, placed by the Executive Risk Committee ("ERC").

Investments in credits and securities, within the frame of their term structure and market conditions, are the areas that generate a higher income than the average calculated for the Bank's overall areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short-term capital market fluctuations in currency, interest and price, the Bank takes exposures within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in the available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar protective methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are presented in the notes numbered III, IV, V, VI and VII of this section.

(Amounts expressed in thousands of New Turkish lira (YTL))

II. CAPITAL ADEQUACY RATIO:

a. The Bank's capital adequacy ratio is 23.50% (31 December 2004: 36.24%).This rate is considerably above the minimum rate of 8% that is specified by the pertinent regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables show the classifications of risk weighted assets and the calculation of shareholders' equity for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Information related to capital adequacy ratio:			
	%0	%20	%50	%100
Risk Weighted Assets and Non-Cash Loans				
Balance Sheet Items (Net)	23.792.717	1.806.688	212.147	16.270.389
Cash	289.349	1.323	-	-
Due from banks	435.923	1.805.365	-	73.517
Interbank money market placements	141.844	-	-	-
Receivables from reverse repurchase transactions	-	-	-	-
Reserve requirements with the Central Bank of Turkey	3.175.740	-	-	-
Special finance houses	-	-	-	-
Loans	1.531.943	-	212.147	15.364.574
Loans under follow-up (net)	-	-	-	-
Subsidiaries, associates, and investments available-for-sale	12.447.096	-	-	48.504
Miscellaneous receivables	-	-	-	29.217
Marketable securities held to maturity (net)	322.382	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-
Financial lease receivables	-	-	-	-
Leased assets (net)	-	-	-	-
Fixed assets (net)	-	-	-	657.929
Other assets	5.448.440	-	-	96.648
Off-balance sheet items	1.749.300	1.819.183	5.269.096	409.511
Guarantees and pledges	33	1.732.217	183.771	163.882
Commitments	-	-	5.083.218	-
Other off-balance sheet items	-	-	-	-
Transactions related with derivative financial instruments	-	77.769	-	5.998
Interest and income accruals	1.749.267	9.197	2.107	239.631
Non-risk weighted accounts	-	-	-	-
Total Risk Weighted Assets	**25.542.017**	**3.625.871**	**5.481.243**	**16.679.900**

(Amounts expressed in thousands of New Turkish lira (YTL))

d. Summary information about capital adequacy ratio:

	Current Period 30 June 2005	Prior Period 31 December 2004
Total risk weighted assets ("TRWA")	20.145.696	14.839.489
Amount subject to market risk ("ASMR")	1.844.170	1.510.637
Shareholders' equity	5.168.598	5.925.813
Shareholders' equity / (TRWA+ASMR)*100	23,50	36,24

e. Information about shareholders' equity items:

	Current Period 30 June 2005	Prior Period 31 December 2004
CORE CAPITAL		
Paid-in capital	1.800.000	1.500.000
Nominal capital	1.800.000	1.500.000
Capital commitments (-)	-	-
Adjustment to share capital	2.401.893	2.551.893
Share premium	-	-
Legal reserves	255.315	160.977
First legal reserve (Turkish Commercial Code 466/1)	161.367	110.341
II. Second legal reserve (Turkish Commercial Code 466/2)	93.948	50.636
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	207.009	913.760
Reserves allocated by the General Assembly	207.009	913.760
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	777.507	1.020.528
Current period profit	777.507	1.020.528
Prior period profit	-	-
Loss (-)	-	-
Current period loss	-	-
Prior period loss	-	-
Total Core Capital	**5.441.724**	**6.147.158**
SUPPLEMENTARY CAPITAL		
Revaluation fund	1.604	5.314
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	1.604	5.314

(Amounts expressed in thousands of New Turkish lira (YTL))

Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	-	-
Foreign exchange differences	-	-
General reserves	101.062	76.592
Provisions for possible losses	47.415	47.415
Subordinated loans	-	956
Marketable securities value increase fund	167.287	74.519
Associates and subsidiaries	2.064	2.982
Investments available-for-sale	165.223	71.537
Investments held for structural transactions	-	-
Total Supplementary Capital	**317.368**	**204.796**
TIER III CAPITAL	-	-
CAPITAL	**5.759.092**	**6.351.954**

DEDUCTIONS FROM THE CAPITAL	**590.494**	**426.141**
Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws.	582.512	410.186
Leasehold improvements	-	1.299
Installation costs	-	-
Prepaid expenses	7.982	14.656
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Goodwill (net)	-	-
Capitalised expenses	-	-
Total Shareholders' Equity	**5.168.598**	**5.925.813**

III. CREDIT RISK

a. Credit risk is the risk that the counterparts may be unable to meet the terms of the agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risks, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structures are evaluated. Analysis of the financial position of the customers is based on the statements of account and other information. Previously determined credit limits are constantly revised according to changing conditions. Collaterals, corporate and personal guarantees are determined on a customer basis.

During crediting procedures, limits determined on a customer and product basis are essentially followed-up; information on risk and limits information is closely monitored.

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are written to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned to cash loans are included in the same risk group as cash loans not collected on maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring continues until receivables from loans are completely collected.

The Bank considers that long term commitments are more exposed to credit risk than short term commitments, and points such as defining risk limits for long term risks and obtaining collaterals are treated in a wider extent than short term risks.

e. The Bank's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the balance sheet, the ratio of loans under follow-up to total loans is 1,7% (31 December 2004: 1,6%) and a 100% provision has been provided.

f. The Bank provided a general provision amounting to YTL101.062 (31 December 2004: YTL76.592).

(Amounts expressed in thousands of New Turkish lira (YTL))

IV. MARKET RISK:

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 30 June 2005 is calculated in accordance with the Regulation related to the Measurement and Evaluation of the Bank's Capital Adequacy, published in the Official Gazette dated 31 January 2002, No.24567 and the Regulation related to the Market Risk Calculation by the Standard Method.

	Balance
Capital to be employed for interest rate risk – standard method	122.068
Capital to be employed for general market risk	113.578
Capital to be employed for specific risk	182
Capital to be employed for options subject to interest rate risk	8.308
Capital to be employed for common stock position risk - standard method	9
Capital to be employed for general market risk	6
Capital to be employed for specific risk	3
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	25.457
Capital liability	25.457
Capital to be employed for options subject to currency risk	-
Total value-at-risk (VAR)- Internal Model	-
Total capital to be employed for market risk	(*) 147.534
Amount subject to market risk	(*) 1.844.170

(*) Of the "Amount subject to market risk", only YTL147,534 (8% of YTL1,844,170) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section four, note II. YTL147,534 is the minimum amount of capital that can hedge the mentioned risk.

V. CURRENCY RISK

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining short foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange .exposure, which is closely monitored by ALCO.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3620	YTL1,6442	YTL1,2318
1. Day bid rate	YTL1,3300	YTL1,6045	YTL1,2084

(Amounts expressed in thousands of New Turkish lira (YTL))

2. Day bid rate	YTL1,3300	YTL1,6175	YTL1,2137
3. Day bid rate	YTL1,3300	YTL1,6130	YTL1,2173
4. Day bid rate	YTL1,3350	YTL1,6162	YTL1,2225
5. Day bid rate	YTL1,3300	YTL1,6112	YTL1,2246

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are shown in the table below:

USD : YTL1,3409
Euro : YTL1,6450
Yen : YTL1,2368

As of 31 December 2004

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3697	YTL1,8690	YTL1,3364

Information on the Bank's currency risk: (Thousand YTL)

The table below summarises the Bank's exposure to foreign currency exchange rate risk, categorised by currency. Foreign currency indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of the Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

	EURO	USD	Yen	Other FC (*)	Total
Current Period – 30 June 2005					
Assets					
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	382.159	152.297	152	7.107	**541.715**
Due from banks and other financial institutions	365.592	1.428.390	7.490	42.064	**1.843.536**
Trading securities	144.744	5.270.556	-	-	**5.415.300**
Interbank money market placements	32.884	108.960	-	-	**141.844**
Available-for-sale securities	55.839	4.018.277	-	-	**4.074.116**
Loans	1.755.545	4.649.301	288	4.965	**6.410.099**
Subsidiaries, investments and associates	82.240	-	-	170.281	**252.521**
Held-to-maturity securities	-	322.382	-	-	**322.382**
Property and equipment	4.121	2.044	-	-	**6.165**
Goodwill	-	-	-	-	-
Other assets	933.587	856.502	11	274	**1.790.374**
Total assets	**3.756.711**	**16.808.709**	**7.941**	**224.691**	**20.798.052**
Liabilities					
Bank deposits	666.399	1.249.841	1	33.744	**1.949.985**
Foreign currency deposits	5.083.528	6.668.624	3.908	607.140	**12.363.200**
Funds from interbank money market	136.869	176.828	-	-	**313.697**
Funds borrowed	62.478	5.654.324	68	-	**5.716.870**
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	26.358	13.067	6.387	11.917	**57.729**

(Amounts expressed in thousands of New Turkish lira (YTL))

Other liabilities	107.829	205.602	1.578	5.283	**320.292**
Total liabilities	**6.083.461**	**13.968.286**	**11.942**	**658.084**	**20.721.773**
Net on balance sheet position	**(2.326.750)**	**2.840.423**	**(4.001)**	**(433.393)**	**76.279**
Net off balance sheet position (**)	**2.371.965**	**(2.780.736)**	**4.729**	**363.969**	**(40.073)**
Financial derivative assets	2.754.982	440.743	25.720	364.131	**3.585.576**
Financial derivative liabilities	383.017	3.221.479	20.991	162	**3.625.649**
Non-cash loans	838.847	1.776.683	56.615	19.012	**2.691.157**
Prior period-31 December 2004					
Total assets	3.713.395	14.353.195	2.025	317.953	**18.386.568**
Total liabilities	5.643.584	12.109.532	2.265	603.455	**18.358.836**
Net on balance sheet position	(1.930.189)	2.243.663	(240)	(285.502)	**27.732**
Net off balance sheet position	2.068.067	(2.084.786)	1.336	185.142	**169.759**
Non-cash loans	774.757	978.337	38.129	16.298	**1.807.521**

(*) Of the "other FC" total assets amounting YTL224.691 (31 December 2004: YTL317,953), YTL211.200 is in English pounds (31 December 2004: YTL257,660), and YTL5,117 in Swiss francs (31 December 2004: YTL50,507). Of the total liabilities amounting YTL658.084 (31 December 2004: YTL603.455) YTL505.872 is in English pounds (31 December 2004: YTL442.556) and YTL64.617 is in Swiss francs (31 December 2004: YTL70.827)

(**) Shows the net balance of receivables of and payables from derivatives.

VI. INTEREST RATE RISK

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The Executive Risk Committee sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimise the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as: using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

1- Current Period-30 June 2005	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	726.595	**726.595**
Due from banks and other financial institutions	1.506.922	49.830	-	1.000	-	321.130	**1.878.882**
Trading securities	307.090	1.489.311	3.219.415	35.810	406.435	77	**5.458.138**
Interbank money market placements	141.844	-	-	-	-	-	**141.844**
Available-for-sale securities	351.453	4.326.852	1.999.374	2.687.702	3.130.219	32.121	**12.527.721**
Loans	6.853.128	2.272.165	3.481.933	2.338.388	2.163.050	-	**17.108.664**
Held-to-maturity securities	-	-	322.382	-	-	-	**322.382**
Other assets	3.395.670	200.461	607.137	753.849	245.658	1.305.640	**6.508.415**
Total assets	**12.556.107**	**8.338.619**	**9.630.241**	**5.816.749**	**5.945.362**	**2.385.563**	**44.672.641**

(Amounts expressed in thousands of New Turkish lira (YTL))

Liabilities							
Bank deposits	1.432.164	555.632	50.633	9.563	-	59.987	**2.107.979**
Other deposits	12.658.146	6.162.782	851.521	476.873	94.430	4.652.797	**24.896.549**
Funds from interbank money market	3.867.210	277.776	5	36.235	-	-	**4.181.226**
Miscellaneous payables	-	-	-	-	-	781.510	**781.510**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	1.270.078	3.576.899	382.668	556.881	3.288	-	**5.789.814**
Other liabilities and shareholders' equity	170.966	124.412	67.818	48.591	55.781	6.447.995	**6.915.563**
Total liabilities and shareholders' equity	**19.398.564**	**10.697.501**	**1.352.645**	**1.128.143**	**153.499**	**11.942.289**	**44.672.641**
Balance sheet interest sensitivity gap	**(6.842.457)**	**(2.358.882)**	**8.277.596**	**4.688.606**	**5.791.863**	**(9.556.726)**	-
Off-balance sheet interest sensitivity gap(*)	(26.180)	(10.144)	(28.212)	(19.214)	(439)	-	**(84.189)**
Total interest sensitivity gap	**(6.868.637)**	**(2.369.026)**	**8.249.384**	**4.669.392**	**5.791.424**	**(9.556.726)**	**(84.189)**

(*) This balance represents the interest rate sensitivity of the net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

2- Prior Period- 31 December 2004	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	274.252	**274.252**
Due from banks and other financial institutions	1.082.970	53.511	46.724	2.000	-	105.463	**1.290.668**
Trading securities	2.242	844.003	612.927	1.864.826	438.247	2	**3.762.247**
Interbank money market placements	404.127	25.538	-	-	-	-	**429.665**
Available-for-sale securities	510.592	2.376.762	2.797.684	2.523.611	2.927.514	17.497	**11.153.660**
Loans	5.393.569	2.350.073	2.455.298	1.640.270	1.099.990	-	**12.939.200**
Held-to-maturity securities	-	-	322.382	-	-	-	**322.382**
Other assets	2.185.448	271.211	457.521	303.341	403.768	1.120.049	**4.741.338**
Total assets	**9.578.948**	**5.921.098**	**6.692.536**	**6.334.048**	**4.869.519**	**1.517.263**	**34.913.412**
Liabilities							
Bank deposits	569.914	277.107	68.515	19.000	-	59.031	**993.567**
Other deposits	10.719.434	2.588.258	1.125.241	953.755	90.355	3.447.815	**18.924.858**
Funds from interbank money market	2.101.645	171.663	6	-	-	-	**2.273.314**
Miscellaneous payables	-	-	-	-	-	696.951	**696.951**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	842.923	2.570.713	1.163.985	263.376	3.738	-	**4.844.735**
Other liabilities and shareholders' equity	83.204	51.759	18.575	40.635	75.318	6.910.496	**7.179.987**
Total liabilities and shareholders' equity	**14.317.120**	**5.659.500**	**2.376.322**	**1.276.766**	**169.411**	**11.114.293**	**34.913.412**
Balance sheet interest sensitivity gap	**(4.738.172)**	**261.598**	**4.316.214**	**5.057.282**	**4.700.108**	**(9.597.030)**	-
Off-balance sheet interest sensitivity gap(*)	18.605	77.330	26.292	47.136	243	-	**169.606**
Total interest sensitivity gap	**(4.719.567)**	**338.928**	**4.342.506**	**5.104.418**	**4.700.351**	**(9.597.030)**	**169.606**

(*) This balance represents the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to period until maturity.

(Amounts expressed in thousands of New Turkish lira (YTL))

b. Effective average interest rates for monetary financial instruments:

1- Current Period- 30 June 2005	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	1,00	1,44	-	10,25
Due from banks and other financial institutions	2,01	3,35	-	17,02
Trading securities	9,47	5,31	-	16,88
Interbank money market placements	1,13	2,25	-	-
Available-for-sale securities	4,25	6,16	-	21,81
Loans	4,11	6,19	3,59	25,35
Held-to-maturity securities	-	13,11	-	-
Liabilities				
Bank deposits	2,57	3,70	-	15,99
Other deposits (including demand deposits)	1,97	2,61	0,25	14,22
Funds from interbank money market	2,30	3,30	-	15,49
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,94	4,36	1,86	14,63

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

2- Prior Period - 31 December 2004	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	0,99	1,04	-	12,50
Due from banks and other financial institutions	2,14	2,26	-	20,96
Trading securities	9,44	5,39	-	22,39
Interbank money market placements	1,13	1,12	-	-
Available-for-sale securities	3,75	5,61	-	26,73
Loans	4,15	6,28	3,40	27,10
Held-to-maturity securities	-	12,01	-	-
Liabilities				
Bank deposits	2,99	2,77	-	22,99
Other deposits (including demand deposits)	2,23	2,10	0,50	16,64
Funds from interbank money market	-	2,87	-	19,60
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,69	3,76	1,86	17,36

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

VII. LIQUIDITY RISK

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Bank balances the maturities of the related assets and liabilities according to specific criterion and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds sufficient amounts of short-term funds. The Executive Risk Committee sets limits on the maturity mismatch of

(Amounts expressed in thousands of New Turkish lira (YTL))

assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. In case of high market fluctuations, daily analyses on a transaction basis are made.

The most important funding resources of the Bank are the equity capital which is mainly placed in interest earning assets, the diversified and steady deposit base and the long-term funds borrowed from international institutions. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a great portion of deposits are renewed which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unclassified (*)	Total
Current Period 30 June 2005								
Assets								
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	726.595	-	-	-	-	-	-	**726.595**
Due from banks and other financial institutions	321.130	1.506.922	49.830	-	1.000	-	-	**1.878.882**
Trading securities	77	307.086	1.482.478	2.398	36.103	3.629.996	-	**5.458.138**
Interbank money market placements	-	141.844	-	-	-	-	-	**141.844**
Available-for-sale securities	32.121	82.160	963.100	651.776	3.733.736	7.064.828	-	**12.527.721**
Loans	-	4.053.066	1.547.157	2.304.121	4.357.504	4.846.816	-	**17.108.664**
Held-to-maturity securities	-	-	-	-	322.382	-	-	**322.382**
Other assets	3.178.124	205.853	126.804	300.855	1.114.503	293.353	1.288.923	**6.508.415**
Total assets	**4.258.047**	**6.296.931**	**4.169.369**	**3.259.150**	**9.565.228**	**15.834.993**	**1.288.923**	**44.672.641**
Liabilities								
Bank deposits	59.987	1.432.164	555.632	50.633	9.563	-	-	**2.107.979**
Other deposits	4.652.797	12.658.146	6.162.782	851.521	476.873	94.430	-	**24.896.549**
Funds from interbank money market	-	795.922	896.440	1.160.314	629.654	2.307.484	-	**5.789.814**
Funds borrowed	-	3.867.210	277.776	5	36.235	-	-	**4.181.226**
Marketable securities issued	-	-	-	-	-	-	-	-
Miscellaneous payables	-	781.510	-	-	-	-	-	**781.510**
Other liabilities (**)	3.045	503.208	360.289	78.182	83.232	276.992	5.610.615	**6.915.563**
Total liabilities and shareholders' equity	**4.715.829**	**20.038.160**	**8.252.919**	**2.140.655**	**1.235.557**	**2.678.906**	**5.610.615**	**44.672.641**
Net liquidity gap	**(457.782)**	**(13.741.229)**	**(4.083.550)**	**1.118.495**	**8.329.671**	**13.156.087**	**(4.321.692)**	-
Prior Period 31 December 2004								
Total assets	2.322.772	5.572.178	3.240.730	3.676.291	7.407.823	11.590.828	1.102.790	**34.913.412**
Total liabilities	3.506.847	14.805.285	3.545.273	1.750.155	2.914.336	2.164.525	6.226.991	**34.913.412**
Net liquidity gap	**(1.184.075)**	**(9.233.107)**	**(304.543)**	**1.926.136**	**4.493.487**	**9.426.303**	**(5.124.201)**	-

(*) (**) Assets that are necessary for banking activities and that can not be liquidated in a short-term period, such as fixed and intangible assets, investments, subsidiaries, stationary, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under the "Other Liabilities" item in the "Unclassified" column.

(Amounts expressed in thousands of New Turkish lira (YTL))

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS:

a. Information related to the account of the Central Bank of Turkey:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Demand unrestricted amount	20.470	415.453	5.738	33
Time unrestricted amount	-	-	-	-
Total	**20.470**	**415.453**	**5.738**	**33**

b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:
   Trading securities given as collateral or blocked are composed of foreign currency government bonds.

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Government bonds, treasury bills and similar investment securities	-	381.363	-	764.015
Other	-	-	-	-
Total	-	**381.363**	-	**764.015**

2. Trading securities subject to repurchase agreements:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Government bonds	-	252.115	-	183.068
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	-	**252.115**	-	**183.068**

(Amounts expressed in thousands of New Turkish lira (YTL))

c. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

Investment securities available-for-sale are composed of YTL and FC government bonds, YTL treasury bills and share certificates of institutions that the Bank has less than 10% share in.

2. Information on investment securities available-for-sale:

	Current Period 30 June 2005	Prior Period 31 December 2004
Debt securities	12.495.600	11.136.163
Quoted in a stock exchange	11.136.423	8.671.479
Not quoted (*)	1.359.177	2.464.684
Share certificates	65.769	62.070
Quoted in a stock exchange	60.416	56.709
Not quoted	5.353	5.361
Impairment provision (-)	(33.648)	(44.573)
Total	**12.527.721**	**11.153.660**

(*) (*) Not traded on the balance sheet date, although quoted on a stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

Investment securities available-for-sale given as collateral are composed of YTL and foreign currency government bonds. The sum of the acquisition cost amounting YTL1.353.165 and the interest accruals amounting YTL175.765 is the carrying value of these securities, YTL1.528.930 (31 December 2004: YTL1.028.737).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Bond, treasury bills and similar investment securities	603.858	749.307	664.285	191.196
Other	-	-	-	-
Total	**603.858**	**749.307**	**664.285**	**191.196**

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Government bonds	3.243.688	-	1.719.455	-
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-

(Amounts expressed in thousands of New Turkish lira (YTL))

Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	**3.243.688**	-	**1.719.455**	-

d. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct loans granted to shareholders	26	31.586	1.598	38.985
Corporate shareholders	26	31.586	1.598	38.985
Real person shareholders	-	-	-	-
Indirect loans granted to shareholders	462.482	324.689	384.907	365.576
Loans granted to employees	14.906	-	8.184	-
Total	**477.414**	**356.275**	**394.689**	**404.561**

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialised loans	16.837.679	-	270.985	-
Discount notes	175.596	-	-	-
Export loans	1.928.077	-	2.430	-
Import loans	-	-	-	-
Loans given to financial sector	615.052	-	-	-
International loans	386.721	-	-	-
Consumer loans	3.007.104	-	117.960	-
Credit cards	2.029.443	-	120.085	-
Precious metals loans (Gold , etc...)	-	-	-	-
Other	8.695.686	-	30.510	-
Specialised loans	-	-	-	-
Other receivables	-	-	-	-
Total	**16.837.679**	-	**270.985**	-

3. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium- and long-term	Total	Interest and income accruals
Consumer loans - YTL	**354.865**	**2.677.458**	**3.032.323**	**31.754**
Real estate loans	7.885	907.662	915.547	8.542
Automotive loans	92.347	1.221.155	1.313.502	14.190
Consumer loans	169.307	548.641	717.948	9.022

(Amounts expressed in thousands of New Turkish lira (YTL))

Other	85.326	-	85.326	-
Consumer loans - Indexed to FC	**1.925**	**83.980**	**85.905**	**361**
Real estate loans	853	71.914	72.767	311
Automotive loans	995	10.767	11.762	45
Consumer loans	77	1.299	1.376	5
Other	-	-	-	-
Consumer loans - FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personal Credit Cards YTL	**2.135.205**	**4.252**	**2.139.457**	**49.190**
With instalment	602.251	4.252	606.503	13.944
Without instalment	1.532.954	-	1.532.954	35.246
Personal Credit Cards FC	**2.001**	-	**2.001**	**64**
With instalment	-	-	-	-
Without instalment	2.001	-	2.001	64
Personnel loans - YTL	**1.024**	**5.230**	**6.254**	**76**
Real estate loans	-	508	508	5
Automotive loans	63	934	997	11
Consumer loans	961	3.788	4.749	60
Other	-	-	-	-
Personnel loans- Indexed to FC	-	**582**	**582**	**2**
Real estate loans	-	582	582	2
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel loans - FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards YTL	**8.062**	**8**	**8.070**	**185**
With instalment	2.827	8	2.835	65
Without instalment	5.235	-	5.235	120
Personnel Credit Cards FC	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total Consumer Loans	**2.503.082**	**2.771.510**	**5.274.592**	**81.632**

4. Information on commercial instalment loans and corporate credit cards:

	Short-term	Medium- and long-term	Total	Interest and income accruals
Commercial Instalment Loans-YTL	**641.728**	**1.388.249**	**2.029.977**	**9.655**
Business Loans	1.132	158.083	159.215	842
Automotive loans	75.677	920.345	996.022	5.268
Specialised loans	350.619	290.906	641.525	3.393
Other	214.300	18.915	233.215	152
FC indexed commercial instalment loans	**19.304**	**101.087**	**120.391**	**234**
Business Loans	443	12.592	13.035	25
Automotive loans	1.338	73.305	74.643	146
Consumer loans	6.159	1.783	7.942	15
Other	11.364	13.407	24.771	48
Commercial Instalment Loans-FC	**970**	**13.737**	**14.707**	-

(Amounts expressed in thousands of New Turkish lira (YTL))

Business Loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	970	13.737	14.707	-
Corporate Credit Cards YTL	**49.409**	-	**49.409**	**1.136**
With instalment	2	-	2	-
Without instalment	49.407	-	49.407	1.136
Corporate Credit Cards FC	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total	**711.411**	**1.503.073**	**2.214.484**	**11.025**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 30 June 2005	Prior Period 31 December 2004
Domestic loans	16.721.943	12.504.388
Foreign loans	386.721	434.812
Total	**17.108.664**	**12.939.200**

6. Loans granted to subsidiaries and investments:

	Current Period 30 June 2005	Prior Period 31 December 2004
Direct loans granted to subsidiaries and investments	81.435	1.904
Indirect loans granted to subsidiaries and investments	-	-
Total	**81.435**	**1.904**

7. Provisions provided against loans:

Specific provisions	Current Period 30 June 2005	Prior Period 31 December 2004
Loans and receivables with limited collectibility	70.282	73.090
Loans and receivables with doubtful collectibility	52.831	2.775
Uncollectible loans and receivables	169.421	128.254
Total	**292.534**	**204.119**

8. Information on loans and other receivables included in loans under follow-up account (Net):

9. (i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts: None.

   (ii). The movement of loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance: 31 December 2004	73.090	2.775	128.254
Additions (+)	138.872	2.302	1.393
Transfers from other categories of loans under follow-up (+)	-	121.671	64.806

(Amounts expressed in thousands of New Turkish lira (YTL))

Transfers to other categories of loans under follow-up (-)	121.671	64.806	-
Collections (-)	19.881	8.998	22.458
Write-offs (-)	128	113	2.574
Current period-end balance	70.282	52.831	169.421
Specific provisions (-)	70.282	52.831	169.421
Net balance on balance sheet	-	-	-

8(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period 30 June 2005			
Period end balance	947	1.046	29.088
Specific provisions (-)	947	1.046	29.088
Net balance on balance sheet	-	-	-
Prior Period: 31 December 2004			
Current period end balance	1.069	112	31.711
Specific provisions (-)	1.069	112	31.711
Net balance on balance sheet	-	-	-

10. The policy followed-up for the collection of uncollectible loans and other receivables:

The aim is to liquidate uncollectible loans and other receivables through the collection of collaterals and legal procedures.

e. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

As of 30 June 2005, the entire investment securities held-to-maturity is composed of foreign currency indexed government bonds.

	Current Period 30 June 2005	Prior Period 31 December 2004
Debt securities	322.382	322.382
Quoted in a stock exchange	-	-
Not quoted (*)	322.382	322.382
Impairment provision (-)	-	-
Total	**322.382**	**322.382**

(*) Not traded on the balance sheet date, although quoted on the stock exchange.

(Amounts expressed in thousands of New Turkish lira (YTL))

2. The movement of investment securities held-to-maturity:

	Current Period 30 June 2005	Prior Period 31 December 2004
Beginning balance	322.382	734.002
Monetary loss	-	(89.237)
Purchases during year	-	-
Disposals through sales and redemptions (*)	-	(322.383)
Impairment provision (-)	-	-
Period End Balance	**322.382**	**322.382**

(*) The amount "disposals through sales and redemptions" represents entirely the disposals from the redeemed securities at maturity; there are no disposals through sales.

3(i). Information on accounts in which investment securities held-to-maturity are recorded:

Investment securities held-to-maturity	Current Period – 30 June 2005				Prior Period-31 December 2004			
	Historical Cost		Valuation		Historical Cost		Valuation	
	YTL	FC	YTL	FC	YTL	FC	YTL	FC
Given as collateral or blocked	322.382	-	484.311	-	322.382	-	487.419	-
Subject to repurchase transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total	**322.382**	-	**484.311**	-	**322.382**	-	**487.419**	-

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

Investment securities held-to-maturity given as collateral or blocked:

	Current Period – 30 June 2005		Prior Period-31 December 2004	
	YTL	FC	YTL	FC
Treasury bills	-	-	-	-
Bonds and similar investment securities	322.382	-	322.382	-
Other	-	-	-	-
Total	**322.382**	-	**322.382**	-

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None

3(iv). Investment securities held-to-maturity held for structural position: None

(Amounts expressed in thousands of New Turkish lira (YTL))

f. Information on investments (Net):

1. Information on investments:

Title	Address (City / Country)	Bank's share percentage-if different voting percentage(%)	Bank's risk group share percentage (%)
Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	45,72	45,72

2. Main financial figures of the investments, in the order of the above table:

The financial figures are obtained from the financial statements of the related companies, dated 31 March 2005.

Total Assets	Shareholders' equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value (*)
35.343	34.224	5	158	318	667	1.054	10.534

(*) For the companies not quoted on the stock exchange, it is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.

3. Accounting method used for the valuation of investments: Disclosed in note II of the Section Three.

4. The movement schedule of subsidiaries:

	Current Period 30 June 2005	Prior Period 31 December 2004
Balance at the beginning of the period	187.436	221.031
Movements during the period		
Purchases(*)	-	2.975
Free shares obtained	-	-
Dividends from current year income	-	-
Sales/Liquidations	(170.143)	(27.672)
Revaluation increase	-	-
Revaluation increase/(decrease)	(378)	111
Currency translation differences arising from foreign investments	(6.381)	(9.009)
Balance at the end of the period	10.534	187.436
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) As of 31 December 2004, "purchases" fully show the capital injections.

(**) Part of the amount stated as "Sales" as of 30 June 2005 amounting YTL77.075 comes from the purchase of shares of Ak Uluslararası Bankası A.Ş. (formerly known as BNP Ak Dresdner Bank A.Ş.) at 9 March 2005, which belonged to foreign investors totalling 60% of total shares. The remaining YTL93.068 arises from the purchase of 24% and 4% shares in Sabancı plc. which belonged to Sabancı Holding A.Ş. and Exsa A.Ş. respectively: These shares have been transferred from the investment portfolio to the subsidiaries portfolio.

5. Valuation of investments:

	Current Period 30 June 2005	Prior Period 31 December 2004
Valuation with cost (*)	-	176.524
Valuation with fair value	10.534	10.912
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.

(**) Valuation with the equity method is not used.

(Amounts expressed in thousands of New Turkish lira (YTL))

6. Information on sectors and the related amounts of the investments:

Investments	Current Period 30 June 2005	Prior Period 31 December 2004
Banks	-	176.524
Insurance companies	-	-
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial investments	10.534	10.912

7. Investments quoted on a stock exchange:

	Current Period 30 June 2005	Prior Period 31 December 2004
Quoted to domestic stock exchange	10.534	10.912
Quoted to international stock exchanges	-	-

8. Information on investments sold in the current period: None

9. Investments purchased in the current period:

On 9 March 2005 the Bank bought a 60% share of Ak Uluslararası Bankası A.Ş. (formerly known BNP-AK DRESDNER BANK A.Ş.) amounting to YTL98.488 from foreign investors; the Bank already owned 39,99% of Ak Uluslararası Bankası A.Ş.

On of 14 April 2005, the Bank acquired 24% and 4% of the shares of Sabancı Bank plc from Sabancı Holding A.Ş. and Exsa A.Ş. respectively amounting to total of GBP31.953.880; the Bank had already owned 37% of Sabancı Bank plc shares.

g. Information on subsidiaries (Net):

1. Information on subsidiaries:

Title	Address (City / Country)	Bank's share percentage-if different voting percentage(%)	Bank's risk group share percentage (%)
Ak Uluslararası Bankası A.Ş.	İstanbul/Turkey	99,99	100,00
Ak Portföy Yönetimi A.Ş.	İstanbul/Turkey	99,99	99,99
Ak Yatırım Menkul Değerler A.Ş.	İstanbul/Turkey	99,80	100,00
Ak Emeklilik A.Ş.	İstanbul/Turkey	73,41	99,41
Akbank International N.V.	Rotterdam/Holland	100,00	100,00
Sabancı Bank plc.	London/England	65,00	100,00
Ak Global Funding B.V.	Rotterdam/Holland	100,00	100,00

2. Main financial figures of the subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements of the related companies, dated 31 March 2005.

(Amounts expressed in thousands of New Turkish lira (YTL))

Total Assets	Shareholders' equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit /Loss	Prior Period Profit/Loss	Fair Value (*)
478.829	167.941	13.655	16.291	9.510	7.505	2.304	175.563
11.934	10.780	952	-	335	1.844	1.364	3.592
168.934	76.219	25.158	5.901	551	3.217	2.377	81.360
192.008	43.330	11.992	956	956	1.163	551	26.820
824.273	86.542	3.332	7.843	5.020	820	234	82.210
1.348.603	299.515	1.553	14.060	5.979	4.136	4.310	170.282
-	-	-	-	-	-	-	30

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this firm is insignificant.

(*) There is no subsidiary quoted on the stock exchange. Their fair values are the acquisition costs after the impairment provision, if any, and they are equal to the values given in the financial statements.

3. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section 3.

4. Movement schedule of subsidiaries:

	Current Period 30 June 2005	Prior Period 31 December 2004
Balance at the beginning of the period	205.253	213.392
Movements during the period		
Purchases(*)	347.723	-
Free shares obtained	-	-
Dividends from current year income	-	-
Sales/Liquidations (*)	-	-
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments	(13.119)	(8.139)
Balance at the end of the period	539.857	205.253
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) Part of the amount stated as "Purchases" as of 30 June 2005 amounting YTL77.075 comes from the purchase of shares of Ak Uluslararası Bankası A.Ş. (formerly known as BNP Ak Dresdner Bank A.Ş.) which belonged to foreign investors totalling 60% of total shares, YTL93.068 arises from the purchase of 24% and 4% of shares in Sabancı plc. which belonged to Sabancı Holding A.Ş. and Exsa A.Ş. respectively. These shares have been transferred from the investment portfolio to the subsidiaries portfolio.

5. Sectoral information on subsidiaries and the related carrying amounts.

Subsidiaries	Current Period 30 June 2005	Prior Period 31 December 2004
Banks	428.055	93.448
Insurance companies	26.820	26.820
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial investments	84.982	84.985

(Amounts expressed in thousands of New Turkish lira (YTL))

6. Valuation of subsidiaries:

	Current Period 30 June 2005	Prior Period 31 December 2004
Valuation with cost (*)	539.857	205.253
Valuation with fair value	-	-
Valuation with equity method (**)	-	-

(*) Acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method has not been used.

7. Subsidiaries quoted on a stock exchange: None

8. Information on subsidiaries sold in the current period: None

9. Subsidiaries purchased in the current period: None

h. Information on finance lease receivables (Net): None

i. Information on accrued interest and income receivables:

1. Information on accrued interest and income receivables:

	Current Period 30 June 2005		Prior Period 31 December 2004	
Accrued interest and income receivables	YTL	FC	YTL	FC
Interest receivables	83.463	1.737	50.266	684
Interest accruals	110.594	59.310	98.956	51.291
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	495	65	351	65
Total	**194.552**	**61.112**	**149.573**	**52.040**

2. Information on other accrued interest and income receivables:

	Current Period 30 June 2005		Prior Period 31 December 2004	
Other accrued interest and income	YTL	FC	YTL	FC
Trading securities	1.229	125.775	11.539	184.195
Available-for-sale securities	1.357.952	70.044	819.103	71.794
Held-to-maturity securities	161.929	-	165.037	-
Interest accruals of reverse repo transactions	-	-	-	-
Interest accruals of reserve deposits	14.394	3.114	13.254	2.893
Income accruals of financial derivative instruments	6.408	2.041	1.742	202.519
Interest and income accruals	-	2.041	-	4.868
Income accrual of foreign exchange gains	6.408	-	1.742	197.651
Income accruals of factoring receivables	-	-	-	-
Other	455	1.197	171	623
Total	**1.542.367**	**202.171**	**1.010.846**	**462.024**

j. Information on deferred tax assets:

As of 30 June 2005, the Bank has no "deferred tax assets".

There are no carry forward tax losses to be used as deductions for the tax calculation. The temporary timing differences arising due to the different treatment of accounting policies and valuation principles, compared to the tax law, give rise to deferred tax assets and deferred tax liabilities; and this is accounted as "net deferred tax liabilities" amounting YTL41.122 in tax liabilities.

k. Information related with other assets:

Other assets amount to YTL94.936 (31 December 2004: YTL42.214) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira (YTL))

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES:

a. Information on deposits:

1. Information on maturity structure of the deposits:

1(i). Current Period – 30 June 2005

	Demand	With 7 days notification	Up to 1 month	1 – 3 months	3 – 6 months	6 months-1 year	1 year and over
Saving deposits	867.073	-	2.492.800	2.727.698	1.988.464	299.126	67.416
Foreign currency deposits	2.440.470	-	1.969.991	5.025.670	1.698.461	769.658	458.950
Residents in Turkey	2.400.806	-	1.759.975	4.717.624	1.471.874	437.562	213.591
Residents abroad	39.664	-	210.016	308.046	226.587	332.096	245.359
Public sector deposits	33.218	-	146	-	26	5	-
Commercial deposits	996.631	-	540.544	844.560	470.479	46.301	13.078
Other institutions deposits	315.405	-	36.850	319.901	207.094	45.876	220.658
Gold vault	-	-	-	-	-	-	-
Bank deposits	59.987	-	642.621	806.654	539.435	47.001	12.281
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	700	-	451.247	-	1.000	41.740	12.000
Foreign banks	14.092	-	191.374	806.654	538.435	5.261	281
Special finance houses	45.195	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**4.712.784**	-	**5.682.952**	**9.724.483**	**4.903.959**	**1.207.967**	**772.383**

1(ii). Prior Period-31 December 2004

	Demand	With 7 days notification	Up to 1 month	1 – 3 months	3 – 6 months	6 months-1 year	1 year and over
Saving deposits	604.835	-	1.947.419	1.791.821	255.185	663.328	73.731
Foreign currency deposits	2.162.963	-	1.860.326	5.065.911	1.755.025	863.716	522.467
Residents in Turkey	2.129.114	-	1.771.159	4.775.857	1.541.123	484.658	239.558
Residents abroad	33.849	-	89.167	290.054	213.902	379.058	282.909
Public sector deposits	8.668	-	49	-	85	-	-
Commercial deposits	539.694	-	169.220	164.710	37.864	108.317	165.212
Other institutions deposits	131.655	-	7.208	6.328	1.918	16.722	481
Gold vault	-	-	-	-	-	-	-
Bank deposits	59.031	-	62.056	539.376	246.374	75.730	11.000
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	825	-	-	-	1.000	34.546	11.000
Foreign banks	5.705	-	62.056	539.376	245.374	41.184	-
Special finance houses	52.501	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3.506.846**	-	**4.046.278**	**7.568.146**	**2.296.451**	**1.727.813**	**772.891**

(Amounts expressed in thousands of New Turkish lira (YTL))

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of a saving deposit insurance fund and exceeding the limit of the deposit insurance fund:

Saving deposits	Under the guarantee of deposit insurance		Exceeding the limit of insurance deposit	
	Current Period 30 June 2005	Prior Period 31 December 2004	Current Period 30 June 2005	Prior Period 31 December 2004
Saving deposits	4.115.333	3.270.014	4.327.244	2.066.305
Foreign currency saving deposits	4.413.307	4.772.276	4.693.111	4.798.855
Other deposits in the form of saving deposits	-	-	-	-
Foreign branches' deposits under foreign authorities' insurance	34.513	14.980	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of a deposit insurance fund:

	Current Period 30 June 2005	Prior Period 31 December 2004
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	-	-

Saving deposits in the foreign branches are not under the guarantee of the Saving Deposits Insurance Fund; they are guaranteed according to their local legal requirements. As seen in the above table, the Bank does not have any foreign branch-saving deposits which are not under guarantee.

b. Information on funds provided from repurchase agreement transactions:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From domestic transactions	3.867.319	-	2.081.462	-
Financial institutions and organisations	2.408.999	-	1.610.000	-
Other institutions and organisations	1.344.673	-	344.355	-
Real persons	113.647	-	127.107	-
From foreign transactions	210	313.697	109	170.956
Financial institutions and organisations	133	313.697	31	170.956
Other institutions and organisations	13	-	33	-
Real persons	64	-	45	-
Total	**3.867.529**	**313.697**	**2.081.571**	**170.956**

(Amounts expressed in thousands of New Turkish lira (YTL))

c. Information on borrowings:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Short-term	72.944	3.185.652	61.867	2.751.486
Medium- and long-term	-	2.531.218	-	2.031.382
Total	**72.944**	**5.716.870**	**61.867**	**4.782.868**

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitised loans, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

d. Information on marketable securities issued: None

e. Information on funds: None

f. Information on miscellaneous payables:

	Current Period 30 June 2005	Prior Period 31 December 2004
Total amount of cash collateral obtained	1.426	1.415

The cash collaterals obtained are related with loans given.

g. Other liabilities:

Other liabilities amounts to YTL300.222 (31 December 2004: YTL237.603) and do not exceed 10% of the total liabilities excluding off balance sheet commitments.

h. Information on financial leasing:

Liabilities incurred due to financial leasing agreements:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	Gross	Net	Gross	Net
Less than 1 year	3.343	3.309	5.076	4.636
Between 1-4 years	-	-	895	860
More than 4 years	-	-	-	-
Total	**3.343**	**3.309**	**5.971**	**5.496**

(Amounts expressed in thousands of New Turkish lira (YTL))

i. Information on accrued interest and expenses payable:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Accrued interest on deposits	156.111	45.442	90.830	35.827
Accrued interest on borrowings	3.441	25.185	2.581	26.537
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	1.679	3.166	1.084	1.674
Income accruals of financial derivative instruments	6.084	111.034	1.624	163
Accrued interest and expense	33	3.578	-	163
Foreign exchange losses accrued	6.051	107.456	1.624	-
Accrued interest on factoring payables	-	-	-	-
Other interest and expense accruals	77.872	27.495	88.803	21.886
Total	**245.187**	**212.322**	**184.922**	**86.087**

j. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 30 June 2005	Prior Period 31 December 2004
General provisions	101.062	76.592
Provisions for First Group loans and receivables	77.017	55.190
II. Provisions for Second Group loans and receivables	1.355	950
Provisions for non cash loans	9.653	11.193
Other	13.037	9.259

2. Information on provisions on foreign currency indexed loans FC exchange rate differences

   None.

3. Information on other provisions:

   3(i). Information on provisions for possible risks:

   The Bank's general reserve calculated on the basis of statistical analyses for consumer loans amounts to YTL47.415 (31 December 2004: YTL47.415).

   The Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecretariat of the Treasury, in accordance with the Special Audit Communiqué and the Banking Act, article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003, based on the prudency principle of AAR, these securities were valued, effective from their acquisition dates in accordance with the related regulations, with the "Internal rate of return method", and the resulting difference between the two methods was accounted under "Other Provisions" in the liabilities as at 30 June 2005, the related difference amounts to YTL25.890 (31 December 2004: YTL39.302)

(Amounts expressed in thousands of New Turkish lira (YTL))

3(ii). The "other provisions" account amounts to YTL89.095 (31 December 2004: YTL98.859); YTL73.305 (31 December 2004: YTL86.717) of this amount is the above mentioned provision provided for possible risks and the valuation difference of foreign currency indexed government bonds with maturities of 5 years valued with their amortised cost.

4. Information on subordinated loans:

	Current Period 30 June 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From domestic banks	-	-	-	-
From other domestic institutions	-	-	-	-
From foreign banks	-	-	-	-
From other foreign institutions	-	4.203	-	4.778
Total	-	**4.203**	-	**4.778**

k. Information on shareholders' equity:

1. Presentation of paid-in capital (nominal values, inflation unadjusted balances):

	Current Period 30 June 2005	Prior Period 31 December 2004
Common Stock	1.800.000	1.500.000
Preferred Stock	-	-

2. Amount of paid-in-capital; explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	1.800.000	2.500.000

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances)

Increase Date	Increase Amount	Cash	Reserves	Value Increase from Revaluation Funds
27 June 2005	300.000	-	300.000	-

4. Information on share capital increases from revaluation funds during the current period: There is no share capital increase from the revaluation funds.
Fixed asset sale profit amounting YTL5.314 has been added to the share capital.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period:

(Amounts expressed in thousands of New Turkish lira (YTL))

The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures for prior periods concerning the Bank's income, profitability and liquidity, and anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or by transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these points, the Banks' shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

l. Common stock issue premiums, shares and equity instruments:

	Current Period 30 June 2005	Prior Period 31 December 2004
Number of shares (thousand)	180.000.000	1.500.000.000
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	180.000.000	1.500.000.000

In the extraordinary general meeting of the Bank at 30 May 2005, to harmonise Bank's articles of association with the changes into "New Turkish lira" the following amendments have been made: The nominal value of each share of the Bank amounting TL1.000 changed to 1Ykr equivalent to 10 shares of the Bank.

m. Information on shareholders having more than a 10% share:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentage	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	616.176	%34,23	616.176	-

n. Information related to inflationary correction differences on shareholders' equity:

As explained in Section Three Footnote I-b with the announcement made by the BRSA on 28 April 2005 and 21 April 2005 and decree number 1623, inflation accounting applicable for the banking sector has been terminated as at 1 January 2005. According to this decree, "the adjustment to share capital" amounting YTL2.401.893 accumulated until 31 December 2004 has been transferred to the "Other Capital Reserves" account. Inflationary correction differences related to other equity items are shown in the respective accounts.

o. Information on founding and profiting share purchase:

(Amounts expressed in thousands of New Turkish lira (YTL))

Due to the fact that the existence of 2538 founder's shares and usufruct shares distributed in accordance with article 9F of the Bank's Article's of Association, which reserves the right to receive 10% of the distributable profit of the Bank without any right to vote, conflicts with contemporary corporate governance, and generates pressure on the shares of the Bank; it was resolved in the Shareholders' Extraordinary Meeting, and Founder's and Usufruct Shareholders' Committee which convened on 23 June 2005, to sell the shares to the Bank at a price of YTL403.248 per share. The total payment in the amount of YTL1.023.443 to the founder's and usufruct shares were allotted from the extraordinary reserves. As of the preparation date of the financial statements dated 30 June 2005, the founder's and usufruct shareholders sold substantial part of the related shares in the amount of YTL 1.016.185; the remaining YTL7.258 has been booked under other liabilities to be paid on demand of the founder's and usufruct share holders

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT:

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 30 June 2005	Prior Period 30 June 2004
Interests received from associates and subsidiaries	299	692

2. Information on financial leasing income: None

3. Interest received from reverse repurchase agreement transactions:

	Current Period 30 June 2005		Prior Period 30 June 2004	
	YTL	FC	YTL	FC
Interests received from reverse repurchase agreement transaction	-	-	-	-

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 30 June 2005	Prior Period 30 June 2004
Interest paid to associates and subsidiaries	426	856

2. Information on financial leasing expense:

	Current Period 30 June 2005	Prior Period 30 June 2004
Financial leasing expenses	150	317

3. Maturity structure of the interest expense on deposits:

(Amounts expressed in thousands of New Turkish lira (YTL))

Account Name	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Month	Up to 6 Month	Up to 1 Year	More than 1 Year	
YTL							
Bank deposits	414	16.339	-	156	2.256	1.867	21.032
Saving deposits	1.863	201.791	160.080	40.319	80.608	6.262	490.923
Public sector deposits	54	2	-	1	-	-	57
Commercial deposit	966	26.330	41.138	22.917	2.255	637	94.243
Other institutions deposits	107	823	7.149	4.628	1.025	4.931	18.663
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total YTL	3.404	245.285	208.367	68.021	86.144	13.697	624.918
FC							
Foreign currency deposits	50	22.121	67.751	22.636	13.203	7.225	132.986
Bank deposits	349	4.441	6.664	4.448	268	2	16.172
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total FC	399	26.562	74.415	27.084	13.471	7.227	149.158
Total	**3.803**	**271.847**	**282.782**	**95.105**	**99.615**	**20.924**	**774.076**

4. Interest given to repurchase agreement transactions:

	Current Period 30 June 2005		Prior Period 30 June 2004	
	YTL	FC	YTL	FC
Interests given to repurchase agreement transactions	169.614	4.285	64.328	1.078

On the income statement, interest given to repurchase agreement transactions are included in the "interest expense on money market transactions".

c. Information related with other operating income:

There are no extraordinary items included in other operating income.

d. Provision expense related to loans and other receivables of the Bank:

	Current Period 30 June 2005	Prior Period 30 June 2004
Specific provisions for loans and other receivables	142.567	50.786
Group III. loans and receivables	138.872	48.504
Group IV. loans and receivables	2.302	1.858
Group V. loans and receivables	1.393	424
General provision expenses	24.470	11.916
Possible risks provision expenses	-	-
Foreign exchange losses from foreign currency indexed loans	-	-
Marketable securities impairment expense	-	-
Trading securities	-	-

(Amounts expressed in thousands of New Turkish lira (YTL))

Available-for-sale securities	-	-
Impairment provision expense	-	-
Investments	-	-
Associates	-	-
Joint ventures	-	-
Held-to-maturity securities	-	-
Other	-	-
Total	**167.037**	**62.702**

e. The profit and loss from associates and subsidiaries:

1. The profit and loss from associates and subsidiaries:

	Current Period (*) 30 June 2005	Prior Period (*) 30 June 2004
Income and loss from subsidiaries (+/-)	25.879	17.995
Income and loss from associates (+/-)	20.468	12.938

(*) The dividend income received from subsidiaries and associates.

2. Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   The equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Bank:

   Related information is disclosed in the note VI "Information and disclosures related to the Bank's risk group".

f. Information on Tax Provision:

1. Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base is stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No.25332. In accordance with the law, if the cumulative price increase in the Wholesale Price Index (WPI) is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of the tax base. At 30 June 2004, since the conditions for the application of inflation accounting were realised, the Bank has calculated and accounted its tax provision in accordance with the inflation accounting principles. As a result, inflation accounting principles have also been taken into consideration in the calculation of the tax provision at 30 June 2004.

   Since the criteria of the "Tax Law" decree number 18 published as of 19 April 2005 and law number 5024 have disappeared, the inflationary correction application has been terminated as of 1 January 2005.

(Amounts expressed in thousands of New Turkish lira (YTL))

2. Information on calculated current tax income or expense and deferred tax income or expense:

   As at 30 June 2005, Bank has current tax expense of YTL346.236 and deferred tax income of YTL4.895

3. Information on deferred tax income or expense arising from the temporary differences occurred or closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL11.754 and deferred tax expense is YTL715. The amount of deferred tax occurred due to deferred tax expense is YTL4.895; no deferred tax income exists.

4. Information on reflection of temporary difference, financial loss, diminution of tax and exceptions on income statement:

   None.

g. Information on net income or loss for the period:

Other operational expenses

In accordance with the Uniform Chart of Accounts, foreign exchange gains from foreign currency indexed securities have been classified in the "Interest income on marketable securities" account instead of the "Foreign exchange gains" and the foreign exchange losses from the foreign currency indexed securities have been classified in to the "Other operating expenses". As of 30 June 2005 YTL14.049 of foreign exchange loss on foreign curreny indexed security is included in"Other operational expense." As of 30 June 2004, foreign exchange gains amounting to YTL101.064 was accounted in the "Interest income on marketable securities" account. Without the effect of this amount, the Bank's "Other operational expenses" would amount to approximately YTL514.981 and "Net Foreign Exchange Gain" amounts to approximately YTL11.082 (30 June 2004: YTL3.915).

Information on any change in the accounting estimates concerning the current period or consequent periods:

None.

(Amounts expressed in thousands of New Turkish lira (YTL))

IV. INFORMATION AND DISCLOSURES RELATED TO OFF BALANCE SHEET ACCOUNTS:

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures:

   None.

2. The accounting of contingent liabilities and assets is as follows:

   For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence of the condition is near certain; the asset is explained in the notes if the probability of occurrence is high. For contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes. Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and as at 30 June 2005 has booked a provision in the amount of YTL6,296 (31 December 2004 : YTL6.296).

b. Information related to off balance sheet commitments:

1. Type and amount of irrevocable commitments: The commitments for credit card limits and cheque books amount to YTL4.700.893 (31 December 2004: YTL6.833.068) and YTL1.289.931 (31 December 2004: YTL1.096.148) respectively.

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet items are disclosed in "Off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

	Current Period 30 June 2005	Prior Period 31 December 2004
Bank acceptances	57.230	46.893
Letters of credit	1.510.911	762.895
Other commitments and contingencies	42.528	32.615
Total	**1.610.669**	**842.403**

   2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 30 June 2005	Prior Period 31 December 2004
Revocable letters of guarantee	89.916	60.800
Irrevocable letters of guarantee	1.865.569	1.650.219
Letters of guarantee given in advance	188.622	125.262
Guarantees given to customs	164.097	172.062
Other letters of guarantee	126.930	96.630
Total	**2.435.134**	**2.104.973**

(Amounts expressed in thousands of New Turkish lira (YTL))

c. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 30 June 2005	Prior Period 31 December 2004
Guarantees given against cash loans	135.836	85.244
With maturity of 1 year or less than 1 year	120.567	62.007
With maturity of more than 1 year	15.269	23.237
Other non-cash loans	3.909.967	2.862.132
Total	**4.045.803**	**2.947.376**

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

d. Brief information on ratings carried out by international rating firms:

As at 14 January 2005 Fitch Ratings upgraded the Bank's Long-term Foreign Currency Rating from "B+"to "BB-" and raised Long-term TL Rating to "BB+". For both notes the general view is stable. Akbank's long-term TL rating is two points higher than the National Rating.

At 14 February 2005, Moody's upgraded the Bank's Outlook for Foreign Currency Deposits from "stable" to "positive".

The recent ratings are as follows:

FITCHRATINGS

	Rating	Outlook
Foreign Currency Ratings		
Long-term	BB-	Stable
Short-term	B	
Turkish Lira Ratings		
Long-term	BB+	Stable
Short-term	B	
National Rating		
Long-term	AA- (tur)	Stable
Individual Rating	C	
Support Rating	4	

MOODY'S

	Rating	Outlook
Financial Strength Rating	D+	Positive
Long-term Foreign Currency Deposit Rating	B2	Positive
Long-term Domestic Currency Deposit Rating	Baa2	Stable
Short-term Domestic Currency Deposit Rating	Prime-2	Stable

(Amounts expressed in thousands of New Turkish lira (YTL))

V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS:

a. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents."

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table are given below:

   3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 30 June 2005	Prior Period 30 June 2004
Cash	**379.715**	**458.829**
Cash and foreign currency	268.481	240.501
Demand deposits in banks	111.234	218.328
Cash equivalents	**1.537.214**	**1.294.428**
Interbank money market	429.665	451.769
Time deposits in banks	1.107.549	842.659
Total cash and cash equivalents	**1.916.929**	**1.753.257**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

	Current Period 30 June 2005	Prior Period 30 June 2004
Cash	**1.045.678**	**386.384**
Cash and foreign currency	288.625	208.527
Demand deposits in banks	757.053	177.857
Cash equivalents	**1.695.596**	**1.286.554**
Interbank money market	141.844	549.025
Time deposits in banks	1.553.752	737.529
Total cash and cash equivalents	**2.741.274**	**1.672.938**

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitisation loans obtained from abroad, the demand and time deposits up to three months amounting to YTL73.193 are not available for free use (31 December 2004: YTL41.821).

(Amounts expressed in thousands of New Turkish lira (YTL))

VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP:

a. Information on the volume of transactions relating to the Bank's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current Period – 30 June 2005

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	1.904	21.685	386.505	404.561	54.540	2.666
Balance at the end of the period	81.435	294.126	462.508	356.275	44.126	2.624
Interest and commission income received	299	11	24.624	540	1.192	5

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

The counterparty basis breakdown of cash loans granted to related parties is given in the table below. As can be seen from the table, a significant portion of the related party loans is granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnership can also be observed in the table.

Related Party Name	Loan Amount 30 June 2005	Loan Amount 31 December 2004	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	47.160	6.028	Carrefour	60
Gross	173.221	159.252		
Less: Blocked deposit collateralized	(126.061)	(153.224)		
Advansa B.V.	115.175	111.046	-	-
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	73.060	53.372	-	-
Advansa Sasa Polyester San. A.Ş.	45.691	1.313	-	-
Akbank International N.V.	41.105	-	-	-
Ak Finansal Kiralama A.Ş.	39.871	515	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	33.722	30.347	-	-
Philip Morris Sabancı Paz. ve Satış A.Ş.	28.129	44.135	Philip Morris	75
Sabancı Industrial Nylon Yarn and Tire Cord Fabric B.V.	25.878	-	-	-
Kordsa International	17.257	21.689	-	-
Universal Trading Ltd.	14.827	9.345	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	10.904	4.740	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	10.257	29.857	Toyota Motor, Mitsui Co.	35
Temsa Termo Mekanik San. ve Tic. A.Ş.	10.236	29.650	-	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	9.418	1.095	-	-
İnterkordsa GmbH	8.836	6.835	-	-
Sabancı Telekomünikasyon Hizmetleri A.Ş.	7.596	4.176	-	-
Akçansa Çimento San. ve Tic. A.Ş.	4.090	489	Heidelberg Cement	40
Olmuksa International Paper - Sabancı Ambalaj San. ve Tic. A.Ş.	3.464	4.464	International Paper	44
Oysa Çimento San. ve Tic. A.Ş.	3.417	3.847	Heidelberg Cement	2
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	2.081	1.316	Bridgestone Co.	43
Teknosa İç ve Dış Tic. A.Ş.	410	31.865	-	-
Other	35.485	46.825	-	-
Total	**588.069**	**442.949**		

(Amounts expressed in thousands of New Turkish lira (YTL))

Prior Period-31 December 2004

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and other receivables						
Balance at the beginning of the period	1.514	26.816	275.307	382.900	25.983	13.243
Balance at the end of the period	1.904	21.685	386.505	404.561	54.540	2.666
Interest and commission income received (**)	692	27	18.702	453	1.214	15

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**)As of 30 June 2004

3. Information on deposits belonging to the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposit	Current Period 30 June 2005	Prior Period 31 December 2004	Current Period 30 June 2005	Prior Period 31 December 2004	Current Period 30 June 2005	Prior Period 31 December 2004
Balance at the beginning of the period	9.290	106.516	321.558	465.934	80.560	81.502
Balance at the end of the period	22.942	9.290	903.974	321.558	102.872	80.560
Interest on deposits(**)	426	856	14.554	18.995	5.020	6.627

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".
(**) As of 30 June 2004

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Current Period 30 June 2005	Prior Period 31 December 2004	Current Period 30 June 2005	Prior Period 31 December 2004	Current Period 30 June 2005	Prior Period 31 December 2004
Transactions for trading purposes (**)						
Beginning of the period	351.620	976.530	42.987	3.408	-	-
Beginning of the period	385.436	351.620	170.192	42.987	-	-
Total income/loss(***)	110	2.363	48	51	-	-
Transactions for hedging purposes (**)						
Beginning of the period	-	-	-	-	-	-
Balance at the end of the period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

(Amounts expressed in thousands of New Turkish lira (YTL))

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".
(**) The Bank classifies its derivative instruments as "hedging" or "trading" in accordance with Communiqué 1 on the Accounting Application Regulation "Accounting of Financial Instruments" ("AAR"). All derivative financial instruments are classified as held for trading. Even though some certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading. All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.
(***) As of 30 June 2004

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies; accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 30 June 2005, net amounts of transactions with associates and subsidiaries are YTL(7.270) (31 December 2004: YTL15.062), and for direct and indirect associates are YTL4.821 (31 December 2004: YTL356).

b. With respect to the Bank's risk group:

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of the bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 3% (31 December 2004: 3%); the ratio of related party deposits to total deposits is 4% (31 December 2004: 2%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 16% (31 December 2004: 15%). The ratio of derivative transactions with related parties to total derivative transactions is 7% (31 December 2004: 8%).

3. Transactions accounted in accordance with the equity method: None.
4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial (loans, cash or in kind capital aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. The entire financial leasing activities are carried through Ak Finansal Kiralama A.Ş., which is 99,98% owned by Ak Uluslararası Bankası A.Ş., a subsidiary of the Bank.
   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in thousands of New Turkish lira (YTL))

VII. EXPLANATION RELATED TO INFLATION ACCOUNTING:

As explained in Section Three Footnote I-b on 28 April 2005 the BRSA announced that the inflation accounting application in the banking sector has been terminated based on the decree numbered 1623 and dated 21 April 2005. It has been stated that the indicators in the economy including the inflation rate which obligated the preparation of financial statements according to inflation accounting had disappeared and that the application of the inflation accounting as effective from 1 January 2005 was to be terminated. According to AAR14, in case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period.

In the preparation of the Bank's financial statements, inflation accounting has been applied until the end of 31 December 2004 and starting from 1 January 2005 it has been discontinued. In these financial statements, corresponding figures expressed for previous periods are restated in terms of the purchasing power of TL at 31 December 2004

The principles included in AAR14 explanations about the inflation accounting applied until 31 December 2004 are stated below.

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the Turkish lira at the balance sheet date.

b. These inflation adjusted financial statements have been prepared based on statutory financial statements.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 31 December 2004:

Date	Price Index	Conversion Factor
31 December 2004	8.403,800	1,0000
30 June 2004	7.982,700	1,0528
31 December 2003	7.382,100	1,1384
31 December 2002	6.478,800	1,2971

Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated as they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated.

- In the restatement of shareholders' equity, transfers from revaluation fund and other similar funds to share capital are eliminated since they are not recognised as a capital injection from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estate are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realised within a month.

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after deduction of the increases in the value of these investments due to the increases in their capitals from revaluation and other funds as well as capitalised financial expenses if any.

  Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

  If the inflation adjusted value is higher than the net realisable value, the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realisable or fair value, if impairment is permanent.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write-off the restated cost of each asset to its residual value over its estimated useful life. Information on the useful lives of the assets is disclosed in the related notes. According to the importance principle, for the necessary assets, expert values have been given by independent valuation firms.

f. Registered values of reserves and paid-in capital (inflation unadjusted balances) under the Turkish Commercial Code and the Articles of Association of the Bank are as follows:

	31 December 2004
Paid-in capital	1.500.000
Legal reserves	160.977
General reserves	913.760

g. The financial statements of the Bank as of 31 December 2004 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş., (a member of PricewaterhouseCoopers). In the auditor's report, it is stated that the financial statements present fairly, in all material respects, the financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 13 of the Banking Act.

h. Income and expenses accrued for the period; a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed:

Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculations and fair presentation of financial statements.

VIII. INFORMATION AND DISCLOSURES RELATED TO SUBSEQUENT EVENTS:

1. **Subsequent events and non-finalised transactions and their effect on the financial statements:**

a. Bank's Paris representative office's operations ended as at Friday 8 July 2005.

b. The Bank has authorised the consortium originated by 25 international banks to arrange a syndication loan amounting USD1.250 million at 12 July 2005.

2. **Information on significant changes in the foreign exchange rates after the balance sheet date and their affects on foreign currency transactions, financial statements and foreign operations of the Bank.**

As disclosed in Section Four-Note V, the foreign currency exposure of the Bank is very low, thus the effect of any change in the rates will not be significant.

SECTION SIX
OTHER EXPLANATIONS AND FOOTNOTES

I. EXPLANATIONS ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH

The effects of differences between accounting principles and standards set out by regulations in conformity with the Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which these financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these financial statements. Accordingly, these financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

SECTION SEVEN
EXPLANATIONS ON REVIEW REPORT

1. EXPLANATIONS ON AUDITOR'S REVIEW REPORT:

The unconsolidated financial statements as at and for the period ended 30 June 2005 have been reviewed by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). In the review report dated 29 July 2005, it is stated that nothing has come to their attention to believe that the unconsolidated financial statements do not give a true and fair review of the financial position and cash flows of Akbank T.A.Ş. at 30 June 2005 and the results of its operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 13 of the Banking Act.

II. EXPLANATIONS AND FOOTNOTES PREPARED BY AUDITORS:

None.